                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )



                               SAFESCIENCE, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)




                                  786 452 10 2
                   -----------------------------------------
                                (CUSIP Number)




                                 SEPTEMBER 1997
                   -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                   -----------------------------------------
                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                   -----------------------------------------
                               [  ] Rule 13d-1(b)
                               [XX] Rule 13d-1(c)
                               [  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  786452102               Schedule 13G                Page 2 of 4 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BRITANNIA HOLDING LIMITED
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          COMPANY ORGANIZED UNDER LAWS OF NEVIS
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,013,000 SHARES
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,013,000 SHARES
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,000 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP NO. 786452102                 Schedule 13G               Page 3 of 4 Pages

ITEM 1. (a)  Issuer...................................................SAFESCIENCE, INC. ("ISSUER")
        (b)  Principal Executive Offices..............................ONE KENDALL SQUARE, BLDG. 300
                                                                      CAMBRIDGE, MA 02139

ITEM 2. (a)  Person Filing............................................BRITANNIA HOLDINGS LIMITED ("BRITANNIA")
        (b)  Principal Business Office/Residence......................KINGS HOUSE, THE GRANGE
                                                                      ST. PETER PORT, GUERNSEY CY1 2QJ, C.I
        (c)  Citizenship..............................................COMPANY ORGANIZED UNDER LAWS OF NEVIS
        (d)  Title of Class of Securities.............................COMMON STOCK
        (e)  CUSIP Number.............................................786 452 10 2

ITEM 3. Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:
        (a) [ ] Broker or Dealer registered under Section 15 of the Act
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act
        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
        (e) [ ] Investment Adviser registered under Section 203, Investment Advisers Act
        (f) [ ] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
        (h) [ ] Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
        (i) [ ] Church plan that is excluded from the definition of an investment company under
                Section 3(c)(14) of the Investment Company Act of 1940
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

        If this statement is filed pursuant to Rule 13d-1(c), check this box:...[XX]

ITEM 4. Ownership of More than Five Percent of Class:

        (a)  Amount beneficially owned..........................................1,013,000 SHARES(1)

        (b)  Percentage of class................................................8.5%(2)

        (c)  Number of shares as to which such person has:

           (i)   sole power to vote or direct the vote..........................1,013,000 SHARES(1)

           (ii)  shared power to vote or to direct the vote.....................-0-

           (iii) sole power to dispose or to direct disposition of..............1,013,000 SHARES(1)

           (iv)  shared power to dispose or to direct disposition of............-0-

      (1) COMPRISED OF 825,500 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE AN ADDITIONAL 187,500 SHARES OF COMMON STOCK, WHICH WARRANTS ARE EXERCISABLE WITHIN 60 DAYS FROM THE DATE HEREOF

CUSIP NO. 786452102                 Schedule 13G               Page 4 of 4 Pages

      (2) CALCULATED IN ACCORDANCE WITH EXCHANGE ACT RULE 13D-3 BASED ON 11,948,778 SHARES OF COMMON STOCK DEEMED OUTSTANDING (CONSISTING OF 11,761,278 SHARES OUTSTANDING AS OF THE CLOSE OF BUSINESS ON NOVEMBER 20, 1997 AND AN AGGREGATE OF 187,500 SHARES SUBJECT TO WARRANTS HELD BY BRITANNIA THAT ARE EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF)

ITEM 5.   Ownership of Five Percent or Less of Class ...........[NOT APPLICABLE]

ITEM 6.   Ownership of More than Five Percent on Behalf
          of Another ...........................................[NOT APPLICABLE]

ITEM 7. Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company..[NOT APPLICABLE]

ITEM 8.   Identification and Classification of Members of Group.[NOT APPLICABLE]

ITEM 9.   Notice of Dissolution of Group .......................[NOT APPLICABLE]
ITEM 10.  Certification:

             By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction not having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 27, 1998
                                                   BRITANNIA HOLDINGS LIMITED



                                             By: /s/ Patrick Adrian Blin
                                                 -------------------------------
                                                 PATRICK ADRIAN BLIN, DIRECTOR